WESTJET

FOR IMMEDIATE RELEASE

WestJet Reports a Record November Load Factor of 73.4 Per Cent with a 27 Per Cent Gain in Capacity

CALGARY, Alberta. December 5, 2006. WestJet announced today its traffic results reporting a record November load factor of 73.4 per cent with substantial increase in capacity of 27 per cent and revenue passenger miles of 29 per cent. This load factor exceeds the previous November high, of 71.9 per cent recorded in 2005, by 1.5 points. Year-to-date load factor increased to 78.2 per cent from 74.2 per cent, an increase of 4.0 points.

WestJet's available seat miles (ASMs) for November 2006 increased to 1,063.8 million, up from 840.3 million in November 2005, an increase of 27 per cent. Year to date, ASMs have increased to 11,376.1 million, up from 9,730.8 million in the same 11-month period in 2005, an increase of 17 per cent.

Sean Durfy, WestJet President commented: "This strong load factor, especially in light of our largest year-over-year monthly capacity growth in 2006, is indicative of our continued momentum. We have progressively improved performance over the past five quarters. In particular this month, with 17 per cent of our scheduled capacity transitioning into the sun destination markets we are pleased with November's performance.

"WestJet continues to track to similar year-over-year fourth quarter RASM results, which is impressive taking into consideration our significant capacity increases this quarter. Looking forward, I am confident we are well positioned for the first quarter 2007."

Revenue passenger miles (RPMs) also increased to 780.4 million, up from 604.2 million in November 2005, a 29 per cent increase. Year to date, RPMs increased to 8,896.1 million from 7,220.6 million over the same period in 2005, an increase of 23 per cent.

Marking its tenth anniversary this year, WestJet is Canada's leading low-fare airline offering scheduled service throughout its 35-city North American and Caribbean network. Named Canada's most admired corporate culture in 2006, WestJet pioneered low-cost high-value flying in Canada. With increased legroom and leather seats on its modern fleet of Boeing Next-Generation 737 aircraft, and live seatback television provided by Bell ExpressVu on the majority of its fleet, WestJet strives to be the number one choice for travellers.

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For additional information, please contact:

Deborah Knight, Manager PR & Communications
Telephone: (403) 589-5852
E-mail: debknight@westjet.com

Gillian Bentley, Media Relations
Telephone: **(403) 444-2615**
E-mail: **gbentley@westjet.com**
Website: **www.westjet.com**

82-34992

WESTJET

FOR IMMEDIATE RELEASE

WestJet Announces Resignation of Executive Vice-President, People

CALGARY, Alberta. December 15, 2006. WestJet today announced that Matthew Handford, Executive Vice-President, People, has resigned from his position. He will be leaving WestJet in the first quarter of 2007.

Sean Durfy, President of WestJet commented, "Matthew has been a solid member of the Executive team over the past eighteen months and we are sorry to see him go. He led the development and execution of our leadership succession plan and was instrumental in putting in place an excellent human resources team that is highly proficient and capable of deploying our strategies going forward. Matthew is leaving WestJet to assume a senior human resources position with a national retail organization."

Matthew Handford commented, "I have enjoyed my time at WestJet and leave with the confidence that the new Executive team and the company are poised for continued success. The opportunity for me to join an industry that aligns my passion for sports with my career was too great to turn down. I am pleased that I was able to contribute as I did in the short time I was here."

Matthew joined WestJet in June, 2005 as Vice-President, People and was promoted to the role of Executive Vice-President, People in December, 2005.

Marking its tenth anniversary this year, WestJet is Canada's leading low-fare airline offering scheduled service throughout its 35-city North American and Caribbean network. Named Canada's most admired corporate culture in 2006, WestJet pioneered low-cost high-value flying in Canada. With increased legroom and leather seats on its modern fleet of Boeing Next-Generation 737 aircraft, and live seatback television provided by Bell ExpressVu on the majority of its fleet, WestJet strives to be the number one choice for travellers.

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Contact:
Deborah Knight
Manager PR & Communications
(403) 589-5852
(416) 200-3577
westjet.com

WESTJET

FOR IMMEDIATE RELEASE

WestJet Signs Support Agreement with Navitaire

CALGARY, Alberta. December 22, 2006. WestJet today announced it has extended its agreement with Navitaire for its OpenSkies reservation system through to December 31, 2008.

"This agreement with Navitaire will provide us with an upgraded and supported product in OpenSkies," said Sean Durfy, WestJet's President. "Further, it will provide WestJet with the functionality required to deliver our growth strategy and business plans for 2007."

The aiRES reservation system, owned by IBS and marketed by Travelport, will not be released in spring 2007 as was indicated earlier this year. WestJet does not have a new scheduled release date. WestJet continues to work with its aiRES suppliers to develop the product for use at WestJet.

Marking its tenth anniversary this year, WestJet is Canada's leading low-fare airline offering scheduled service throughout its 35-city North American and Caribbean network. Named Canada's most admired corporate culture in 2006, WestJet pioneered low-cost high-value flying in Canada. With increased legroom and leather seats on its modern fleet of Boeing Next-Generation 737 aircraft, and live seatback television provided by Bell ExpressVu on the majority of its fleet, WestJet strives to be the number one choice for travellers.

-30-

Contact:
Richard Bartrem
Director, Culture and Communications
(403) 444-2226
westjet.com

82-34992

FOR IMMEDIATE RELEASE

WestJet Ends 2006 with Record Year-to-date Load Factor of 78.2 Per Cent

CALGARY, Alberta. January 4, 2007. WestJet today announced December traffic results posting a record year-to-date load factor of 78.2 per cent, compared to 74.6 per cent in 2005, an increase of 3.6 percentage points. Load factor for the month of December was 78.0 per cent compared to 78.2 per cent in 2005.

"Our 2006 performance highlights our ability to consistently operate within the optimal load factor range that allows us to deliver an exceptional guest experience while maintaining industry leading operating performance," commented Sean Durfy, President of WestJet.

Capacity, measured in available seat miles (ASMs) rose to 1,148.3 million in December 2006, compared to 942.2 million in 2005, an increase of 22 per cent. Year to date, ASMs increased to 12,524.4 million from 10,673.0 million in 2005, an increase of 17 per cent.

"December's load factor of 78 per cent shows our continued momentum as we consistently absorb the amount of seats we add to the market with every new aircraft. We are very pleased with our load factor, as well as our revenue per available seat mile (RASM) which was consistent with our expectations for December," added Sean Durfy. "Our strong results, throughout 2006, can be attributed to our exceptional guest service, our further penetration in the Eastern markets and our strategy to match our route scheduling to the demand in the market. With over 20 per cent of our capacity planned for our U.S. and Caribbean destinations during peak winter travel time, our deployment strategy is positioning us to deliver favourable Q1 results."

Revenue passenger miles (RPMs) for December 2006 rose to 895.7 million compared to 737.1 million in 2005, an increase of 22 per cent. Year to date, RPMs increased 9,791.9 million from 7,957.7 million in 2005, an increase of 23 per cent.

WestJet is Canada's leading low-fare airline offering scheduled service throughout its 35-city North American and Caribbean network. Named Canada's most admired corporate culture in 2006, WestJet pioneered low-cost high-value flying in Canada. With increased legroom and leather seats on its modern fleet of Boeing Next-Generation 737 aircraft, and live seatback television provided by Bell ExpressVu on the majority of its fleet, WestJet strives to be the number one choice for travellers.

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For additional information, please contact:

Deborah Knight, Manager PR & Communications
Telephone: (403) 589-5852

E-mail: debknight@westjet.com

Gillian Bentley, Media Relations
Telephone: (403) 444-2615
E-mail: gbentley@westjet.com

Website: westjet.com